Contact

www.linkedin.com/in/yennie
(LinkedIn)

Top Skills

Start-ups

Node.js

ElasticSearch

Brian Yennie

CTO | Founder | Engineer | Hardware | Clean Tech

Los Angeles Metropolitan Area

Experience

The SMART Tire Company

Co-Founder

August 2020 - Present (4 years 9 months)

Los Angeles Metropolitan Area

IDEX

Senior Software Engineer

September 2018 - Present (6 years 8 months)

Building the leading decentralized cryptocurrency exchange

CelticsStrong

Chief Celtics Fan

August 2018 - Present (6 years 9 months)

Boston, MA

Owner/ operator of the #1 Boston Celtics fan forum

Fanstreme

Co-Founder

June 2016 - Present (8 years 11 months)

Greater Los Angeles Area

Vesta Home (formerly Showroom)

VP of Technology

February 2018 - September 2018 (8 months)

Greater Los Angeles Area

Showroom

Senior Software Engineer

August 2016 - February 2018 (1 year 7 months)

Greater Los Angeles Area

https://byshowroom.com/

Sifaka Productions

Founder / CTO

January 2007 - August 2016 (9 years 8 months)

FunGoPlay
Director of Technology
November 2010 - August 2012 (1 year 10 months)

Worldwide Biggies
Director of Technology, Virtual Worlds
June 2010 - November 2010 (6 months)

QLD Learning
CTO
April 2002 - October 2006 (4 years 7 months)

Curriculum Facilitators Corp.
Software Engineer
January 1999 - April 2002 (3 years 4 months)

Education

Dartmouth College

Mathematics and Computer Science · (1998 - 1999)

Carleton College

Mathematics and Computer Science · (1997 - 1998)